FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2025
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim unaudited consolidated financial statements	3

Interim condensed consolidated financial statements
5	Condensed consolidated balance sheet

7	Condensed consolidated income statements

8	Condensed consolidated statements of recognised income and expense

9	Condensed consolidated statements of changes in total equity

11	Condensed consolidated statements of cash flows

Explanatory notes to the interim condensed consolidated financial statements
12	Note 1: Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
14	Note 2: Grupo Santander
15	Note 3: Shareholder remuneration system and earnings per share
17	Note 4: Remuneration and other benefits paid to Banco Santander's directors and senior managers
19	Note 5: Financial assets
22	Note 6: Non-current assets held for sale and liabilities associated with non-current assets held for sale
24	Note 7: Tangible assets
25	Note 8: Intangible assets
26	Note 9: Financial liabilities
28	Note 10: Provisions
35	Note 11: Equity
39	Note 12: Segment information (primary segment)
40	Note 13: Related parties
43	Note 14: Off-balance-sheet exposures
43	Note 15: Average headcount and number of branches
44	Note 16: Other disclosures
54	Note 17: Explanation added for translation to English

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2025 AND 31 DECEMBER 2024
(EUR million)

ASSETS	Note	30-09-2025	31-12-2024 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		161,899	192,208

FINANCIAL ASSETS HELD FOR TRADING	5	248,856	230,253
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	7,499	6,130
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	8,086	7,915
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	74,037	89,898
FINANCIAL ASSETS AT AMORTISED COST	5	1,175,701	1,203,707
HEDGING DERIVATIVES		4,246	5,672

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(156)	(704)

INVESTMENTS		7,352	7,277
Joint venture entities		1,993	2,061
Associated entities		5,359	5,216

ASSETS UNDER REINSURANCE CONTRACTS		227	222

TANGIBLE ASSETS	7	28,408	32,087
Property, plant and equipment		27,608	31,212
For own-use		11,953	12,636
Leased out under an operating lease		15,655	18,576
Investment properties		800	875
Of which : Leased out under an operating lease		640	749
INTANGIBLE ASSETS	8	17,287	19,259
Goodwill		12,025	13,438
Other intangible assets		5,262	5,821

TAX ASSETS		28,812	30,596
Current tax assets		9,897	11,426
Deferred tax assets		18,915	19,170

OTHER ASSETS		9,045	8,559
Insurance contracts linked to pensions		71	81
Inventories		5	6
Other		8,969	8,472

NON-CURRENT ASSETS HELD FOR SALE	6	69,369	4,002
TOTAL ASSETS		1,840,668	1,837,081
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2025.

January - September 2025	5

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2025 AND 31 DECEMBER 2024
(EUR million)

LIABILITIES	Note	30-09-2025	31-12-2024 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	9	164,608	152,151
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (**)	9	37,079	36,360
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,414,964	1,484,322
HEDGING DERIVATIVES		4,188	4,752
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		28	(9)
LIABILITIES UNDER INSURANCE CONTRACTS		18,620	17,829
PROVISIONS		7,744	8,407
Pension and other post-retirement obligations	10	1,663	1,731
Other long term employee benefits	10	918	915
Taxes and other legal contingencies	10	2,786	2,717
Contingent liabilities and commitments	14	653	710
Other provisions	10	1,724	2,334
TAX LIABILITIES		9,457	9,598
Current tax liabilities		3,537	3,322
Deferred tax liabilities		5,920	6,276
OTHER LIABILITIES		15,008	16,344
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	59,058	—
TOTAL LIABILITIES		1,730,754	1,729,754
SHAREHOLDERS´ EQUITY		139,081	135,196
CAPITAL	11	7,443	7,576
Called up paid capital		7,443	7,576
Unpaid capital which has been called up		—	—
SHARE PREMIUM		38,492	40,079
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of the compound financial instrument		—	—
Other equity instruments issued		—	—
OTHER EQUITY		271	217
ACCUMULATED RETAINED EARNINGS		91,954	82,326
REVALUATION RESERVES		—	—
OTHER RESERVES		(7,180)	(5,976)
(-) OWN SHARES		(532)	(68)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	10,337	12,574
(-) INTERIM DIVIDENDS		(1,704)	(1,532)
OTHER COMPREHENSIVE INCOME (LOSS)	11	(38,004)	(36,595)
Items not reclassified to profit or loss		(4,248)	(4,757)
Items that may be reclassified to profit or loss		(33,756)	(31,838)
NON-CONTROLLING INTEREST	6	8,837	8,726
Other comprehensive income		(2,048)	(2,020)
Other items		10,885	10,746
TOTAL EQUITY		109,914	107,327
TOTAL LIABILITIES AND EQUITY		1,840,668	1,837,081
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		310,866	302,861
Financial guarantees granted		16,819	16,901
Other commitments granted		158,744	134,493
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2025.

6	January - September 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2025 AND 2024

(EUR million)		(Debit) / Credit
	Note	01-01-2025 to 30-09-2025	01-01-2024 to 30-09-2024 (*)
Interest income		76,325	81,638
Financial assets at fair value through other comprehensive income		4,140	4,880
Financial assets at amortised cost		58,116	60,431
Other interest income		14,069	16,327
Interest expense		(44,766)	(49,095)
Interest income/ (charges)		31,559	32,543
Dividend income		559	581
Income from companies accounted for using the equity method		480	480
Commission income		12,790	12,465
Commission expense		(3,289)	(3,274)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		162	16
Financial assets at amortised cost		(26)	(40)
Other financial assets and liabilities		188	56
Gain or losses on financial assets and liabilities held for trading, net		1,040	712
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		1,040	712
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		672	627
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		672	627
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(419)	41
Gain or losses from hedge accounting, net		(6)	26
Exchange differences, net		204	22
Other operating income (*)		1,221	731
Other operating expenses		(1,531)	(1,728)
Income from insurance and reinsurance contracts		351	348
Expenses from insurance and reinsurance contracts		(286)	(331)
Total income		43,507	43,259
Administrative expenses		(15,957)	(16,215)
Staff costs		(10,045)	(10,187)
Other general and administrative expenses		(5,912)	(6,028)
Depreciation and amortisation cost		(2,422)	(2,385)
Provisions or reversal of provisions, net		(2,019)	(2,292)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(9,372)	(9,131)
Financial assets at fair value through other comprehensive income		(52)	(4)
Financial assets at amortised cost	5	(9,320)	(9,127)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(188)	(435)
Tangible assets		(128)	(248)
Intangible assets		(53)	(184)
Others		(7)	(3)
Gain or losses on non financial assets and investments, net		(22)	371
Negative goodwill recognised in results		22	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	212	(51)
Operating profit/(loss) before tax		13,761	13,121
Tax expense or income from continuing operations		(3,560)	(3,919)
Profit/(loss) for the period from continuing operations		10,201	9,202
Profit/( loss) after tax from discontinued operations		1,152	979
Profit/(loss) for the period		11,353	10,181
Profit attributable to non-controlling interests		1,016	872
Profit/(loss) attributable to the parent		10,337	9,309
Earnings/(losses) per share	3
Basic		0.66	0.57
Diluted		0.66	0.57
(*) Presented for comparison purposes only (see Note 1.e).
(**) Includes EUR -348 million at 30 September 2025 (EUR -796 million at 30 September 2024) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended 30 September 2025.

January - September 2025	7

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2025 AND 2024
(EUR million)

		(Debit) / Credit
	Note	01-01-2025 to 30-09-2025	01-01-2024 to 30-09-2024 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		11,353	10,181
OTHER RECOGNISED INCOME AND EXPENSE		(1,911)	(3,020)
Items that will not be reclassified to profit or loss	11	45	(263)
Actuarial gains and losses on defined benefit pension plans		(33)	(613)
Non-current assets held for sale		(12)	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		3	(2)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		141	210
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(87)	(2)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		87	2
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(108)	(104)
Income tax relating to items that will not be reclassified		54	246
Items that may be reclassified to profit or loss	11	(1,956)	(2,757)
Hedges of net investments in foreign operations (effective portion)	11	588	418
Revaluation gains (losses)		588	418
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	(3,381)	(3,809)
Revaluation gains (losses)		(3,381)	(3,809)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		592	875
Revaluation gains (losses)		(41)	(744)
Amounts transferred to income statement		633	1,619
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		15	—
Revaluation gains (losses)		31	—
Amounts transferred to income statement		(16)	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		413	64
Revaluation gains (losses)		494	89
Amounts transferred to income statement		(81)	(25)
Other reclassifications		—	—
Non-current assets held for sale		167	—
Revaluation gains (losses)		150	—
Amounts transferred to income statement		17	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		8	(104)
Income tax relating to items that may be reclassified to profit or loss		(358)	(201)
Total recognised income and expenses for the year		9,442	7,161
Attributable to non-controlling interests		968	579
Attributable to the parent		8,474	6,582
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2025.

8	January - September 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2025 AND 2024
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2024 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2025 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Total recognised income and expense	—	—	—	—	—	—	—	—	10,337	—	(1,863)	(48)	1,016	9,442
Other changes in equity	(133)	(1,587)	—	54	9,628	—	(1,204)	(464)	(12,574)	(172)	454	20	(877)	(6,855)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(133)	(1,587)	—	—	—	—	133	1,587	—	—	—	—	—	—
Dividends	—	—	—	—	(1,643)	—	—	—	—	(1,704)	—	—	(852)	(4,199)
Purchase of equity instruments	—	—	—	—	—	—	—	(2,612)	—	—	—	—	—	(2,612)
Disposal of equity instruments	—	—	—	—	—	—	32	561	—	—	—	—	—	593
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	11,271	—	(683)	—	(12,574)	1,532	454	20	(20)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Share-based payment	—	—	—	(67)	—	—	—	—	—	—	—	—	—	(67)
Others increases or (-) decreases of the equity	—	—	—	121	—	—	(686)	—	—	—	—	—	—	(565)
Balance as at 30-09-2025	7,443	38,492	—	271	91,954	—	(7,180)	(532)	10,337	(1,704)	(38,004)	(2,048)	10,885	109,914
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2025.

January - September 2025	9

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2025 AND 2024
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2023 (*)	8,092	44,373	720	195	74,114	—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2024 (*)	8,092	44,373	720	195	74,114	—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Total recognised income and expense	—	—	—	—	—	—	—	—	9,309	—	(2,727)	(293)	872	7,161
Other changes in equity	(345)	(2,769)	24	18	8,210	—	(136)	619	(11,076)	(227)	276	—	(933)	(6,339)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	(590)	(590)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(345)	(2,769)	—	—	—	—	345	2,769	—	—	—	—	(93)	(93)
Dividends	—	—	—	—	(1,485)	—	—	—	—	(1,525)	—	—	(631)	(3,641)
Purchase of equity instruments	—	—	—	—	—	—	—	(2,752)	—	—	—	—	—	(2,752)
Disposal of equity instruments	—	—	—	—	—	—	7	602	—	—	—	—	—	609
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	9,695	—	(186)	—	(11,076)	1,298	276	—	(7)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(62)	—	—	—	—	—	—	—	—	—	(62)
Others increases or (-) decreases of the equity	—	—	24	80	—	—	(302)	—	—	—	—	—	388	190
Balance as at 30-09-2024 (*)	7,747	41,604	744	213	82,324	—	(5,887)	(459)	9,309	(1,525)	(37,471)	(1,852)	10,316	105,063
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2025.

10	January - September 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2025 AND 2024
(EUR million)

	Note	30-09-2025	30-09-2024 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(7,818)	(47,128)
Profit/(loss) for the period		11,353	10,181
Adjustments made to obtain the cash flows from operating activities		24,130	22,155
Depreciation and amortisation cost		2,422	2,470
Other adjustments		21,708	19,685
Net increase/(decrease) in operating assets		77,303	103,055
Financial assets held-for-trading		21,631	63,596
Non-trading financial assets mandatorily at fair value through profit or loss		1,515	688
Financial assets at fair value through profit or loss		182	(630)
Financial assets at fair value through other comprehensive income		(8,306)	(307)
Financial assets at amortised cost		62,528	38,639
Other operating assets		(247)	1,069
Net increase/(decrease) in operating liabilities		36,255	26,509
Financial liabilities held-for-trading		14,205	25,302
Financial liabilities designated at fair value through profit or loss		717	(5,951)
Financial liabilities at amortised cost		22,721	9,815
Other operating liabilities		(1,388)	(2,657)
Income tax recovered/(paid)		(2,253)	(2,918)
B. CASH FLOWS FROM INVESTING ACTIVITIES		310	(3,306)
Payments		5,980	8,391
Tangible assets	7	4,479	6,210
Intangible assets		1,264	1,430
Investments		50	691
Subsidiaries and other business units	2	187	60
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		6,290	5,085
Tangible assets	7	3,919	4,084
Intangible assets		—	—
Investments		339	356
Subsidiaries and other business units		54	6
Non-current assets held for sale and associated liabilities	6	1,978	639
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(10,518)	(1,595)
Payments		12,924	9,793
Dividends	3	1,643	1,485
Subordinated liabilities		7,417	3,623
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		2,612	2,752
Other payments related to financing activities		1,252	1,933
Proceeds		2,406	8,198
Subordinated liabilities		1,768	6,976
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		607	612
Other proceeds related to financing activities		31	610
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(8,975)	1,064
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(27,001)	(50,965)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		192,208	220,342
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		165,207	169,377
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,657	9,432
Cash equivalents at central banks		145,279	144,545
Other financial assets		9,963	15,400
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		161,899	169,377
In which: restricted cash		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	3,308	—
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2025.

January - September 2025	11

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the nine-month period ended 30 September 2025.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the nine-month period ended 30 September 2025 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 28 October 2025. Grupo Santander's consolidated annual accounts for year 2024 were approved by shareholders at Banco Santander annual general meeting on 4 April 2025.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2024 were authorised at the board of directors meeting on 25 February 2025 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2024 and the consolidated results of its operations, and the consolidated cash flows in 2024. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 20-F filed with the U.S. Securities and Exchange Commission on 28 February 2025, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, for the preparation of interim financial statements and contains disclosures relating to the first nine months of 2025.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first six months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2024.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2024, except for the exchange rate used for the Argentine peso (see Note 1.c). As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

12	January - September 2025

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2024 including the following accounting standard with an effective application date 1 January 2025, which is detailed below:
•Amendment to IAS 21 Effects of changes in foreign currency exchange rates: IAS 21 established the requirements to apply when there is a temporary lack of interchangeability between two currencies, but did not give indications when this situation was not temporary. Given this scenario, IAS 21 has been modified establishing the criteria to identify these situations, specifying how entities should estimate the spot exchange rate, the methodologies and data to be considered, as well as the associated disclosure requirements. Group applied the aforementioned amendment in advance as of 31 December 2024; for more information see Note 1.c.
The aforementioned accounting standards and modifications have not had a significant effect on Grupo Santander’s financial statements, except for what was disclosed before.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 September 2025 were applied in their preparation.
By the time of the preparation of these interim financial statements, there are no standards pending adoption by the European Union for the current exercise by the IASB with an effective date of 1 January 2025.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2024, except for those indicated in these interim financial statements due to the accounting standards and modifications that have come into effect during the first nine months of the year 2025.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
•The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
•The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
•The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
•The useful life of the tangible and intangible assets;
•The measurement of goodwill impairment arising on consolidation;
•The calculation of provisions and the consideration of contingent liabilities;
•The fair value of certain unquoted assets and liabilities;
•The recoverability of deferred tax assets; and
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario resulting from the complex geopolitical situation and the changes in inflation levels, interest rates and currency exchange rate trends, albeit with a resilient labor market in the geographies where the Group operates.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit risk, maintaining active oversight of clients in geographies and sectors more exposed to international trade tensions, global geopolitical uncertainty and the impact of public debt containment policies or fiscal stimulus measures, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.
In the second quarter of 2024, as a result of the significant divergence between the official exchange rate and other macroeconomic factors, primarily inflation, Grupo Santander began applying an alternative exchange rate to the official exchange rate for the Argentine peso. This rate reflects the exchange rate observed in orderly transactions between market participants under prevailing economic conditions for certain purposes, such as the repatriation of dividends from businesses in Argentine.
Given the stabilization and improvement in the country's macroeconomic outlook, during the fourth quarter of 2024 and the first quarter of 2025, this alternative rate was based on the CCL dollar ('contado con liquidación'), which is the exchange rate that results from the sale in US dollars of local bonds denominated in Argentine pesos (bonds with dual peso denomination/dollar).

January - September 2025	13

From the second quarter of 2025, and considering the liberalization of the foreign exchange market and the elimination of restrictions on the purchase of foreign currency by individuals, and the value of this CCL dollar exchange rate does not differ significantly from other market rates and the official exchange rate, Grupo Santander started using the official exchange rate as a reference once again.
During the nine-month period ended on 30 September 2025, there were no additional significant changes to the estimates made at the end of the 2024 financial year, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 25 to Grupo Santander's consolidated annual accounts for the year ended 31 December 2024 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2024 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2024 contained in these interim financial statements is only presented for comparison purposes with the information relating to the nine-month period ended 30 September 2025.
The information in the interim income statement from the first nine months of 2024 has been restated, as a result of the agreement for the sale of Santander Bank Polska by Grupo Santander, as required by IFRS 5 (see Notes 2 and 6).
Likewise, the information in Note 12 related to segment information for September 2024 has been restated, in accordance with the changes in the segments' composition of Grupo Santander, as required by IFRS 8 (see Note 12).
In order to interpret the changes in the balances with respect to 31 December 2024, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the annual year ended 31 December 2024) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2025: Mexican peso (0.14%), US dollar (-11.45%), Brazilian real (2.81%), Argentinian peso (-23.45%), Pound sterling (-4.96%), Chilean peso (-8.39%) and Polish zloty (0.24%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (-11.84%), US dollar (-2.7%), Brazilian real (-10.01%), Pound sterling (0.08%), Chilean peso (-4.72%) and Polish zloty (1.53%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the nine-month period ended 30 September 2025.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the nine-month period ended 30 September 2025.
h) Other information
On 29 May 2025, Order HAC/532/2025 of 26 May was published, which establishes the obligation to self-assess and pay the tax on the interest and commission margins of certain financial institutions, approved by Law 7/2024 of 20 December. Banco Santander appealed against this Ministerial Order, requesting its suspension, but at the date of these interim financial statements the request had not been resolved. As a result, in June and in September the tax payment of EUR 392 million corresponding to the 2024 margins was made, and the corresponding asset was recorded under 'Financial assets at amortised cost - loans and advances to customers'.
The accrued tax at 30 September 2025 for 2025 interest and commission margins is recognised in the tax expense line of the income statement for an amount of EUR 263 million.
i)    Events after the reporting period
From 1 October to the date of authorization of these interim financial statements for the first nine months of 2025, no significant events other than those indicated therein have occurred.

14	January - September 2025

2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2024 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2024, 2023 and 2022.
The most significant transactions carried out during the first nine months of 2025 or pending execution at 30 September 2025 is described below:
Agreement for the sale of the stake in Caceis
On 19 December 2024, Grupo Santander signed an agreement with Crédit Agricole S.A. for the sale of its 30.5% stake in the share capital of CACEIS. As a result of the above, as of 31 December 2024, this participation was reclassified, at its carrying value, from the line item 'investments' to the line item 'Non-current assets held for sale' in the balance sheet (see Note 6). The transaction was formalized after obtaining the relevant regulatory approvals, generating a profit before taxes of EUR 231 million registered in the line item 'Gains or losses on non-current assets held for sale not classified as discontinued operations' of the income statement. Following the completion of the planned transaction, Crédit Agricole S.A. holds the 100% of CACEIS’s share capital.
The joint depositary, custody and related asset servicing services of Santander and CACEIS in Latin America is not included in the scope of the transaction and continues to be jointly controlled by Santander and CACEIS.
Agreement for the sale of 49% of Santander Bank Polska S.A.
On 5 May 2025, Banco Santander (Santander) announced an agreement to sell approximately 49% of the share capital of Santander Bank Polska S.A. (Santander Polska) to Erste Group Bank AG at a price of 584 zlotys per share, as well as the 50% of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) owned directly by Banco Santander, S.A., for a total amount of approximately EUR 7,000 million. Following the transaction, Santander will hold approximately 13% of Santander Polska’s share capital.
As part of this transaction, Banco Santander agreed to acquire 60% of Santander Consumer Bank Polska, currently owned by Santander Polska, for approximately PLN 3,105 million (EUR 726 million).
The completion of the transactions is subject to the usual conditions for this type of deal, including obtaining the relevant regulatory authorizations.
As a result of this transaction, the Group has reclassified at 30 September 2025 in consolidated the balance sheet the assets of Santander Polska and TFI under the line item 'Non-current assets held for sale', and their liabilities under the heading 'Liabilities associated with non-current assets held for sale'. Likewise, the effect of these businesses on the consolidated income statement for the first nine months of 2025 has been classified under the line item 'Profit/(loss) after tax from discontinued operations' (see Note 6), with the same classification applied for comparative purposes in the consolidated income statement for the first nine months of 2024.
Agreement for the acquisition of TSB Banking Group plc

On 1 July 2025, Banco Santander announced an agreement with Banco de Sabadell, S.A. (Sabadell) for the acquisition of TSB Banking Group plc (TSB) for approximately GBP 2,650 million (EUR 3,100 million) plus the results generated by this business between 31 March 2025, and the closing of the transaction.
The completion of the transaction is subject to the usual conditions for this type of deal, including obtaining the relevant regulatory authorizations.

January - September 2025	15

3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first nine months of 2025 and 2024 was as follows:

	30-09-2025			30-09-2024
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	22.00%	0.1100	1,643	19.17%	0.0950	1,485
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	22.00%	0.1100	1,643	19.17%	0.0950	1,485
Dividend paid out of profit	22.00%	0.1100	1,643	19.17%	0.0950	1,485
Dividend paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
At the Board of Directors meeting held on 30 September 2025, it was approved the pay interim cash dividend against 2025 results of EUR 11,5 cents per share which became effective on 3 November 2025.
Likewise, at the board of directors on 29 July 2025 it was agreed to implement a share repurchase programme to which an amount equivalent to 25% of the Group's underlying profit in the first half of 2025 will be allocated for a maximum amount of EUR 1,700 million, starting on 31 July 2025 and running until 3 January 2026.
At the Board of Directors meeting held on 25 February 2025, it was agreed to pay a complementary dividend in cash against 2024 results of EUR 11 cents per share which became effective on 2 May 2025, which was approved by the general meeting of shareholders on 4 April 2025.
Likewise, on 6 February 2025 a buyback program on account of the 2024 results was started for a maximum amount of EUR 1,587 million, ended on 27 June 2025 (see Note 11.b).
At the general meeting of shareholders held on 22 March 2024, it was agreed to pay an interim dividend in cash against 2023 results of EUR 9.50 cents per share agreed by the board of directors on 19 February 2024, which became effective on 2 May 2024. Likewise, the general meeting of shareholders approved the implementation of a share buyback program, also agreed upon by the board of directors, for a maximum amount of EUR 1,459 million, which finalized on June 2024.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-09-2025	30-09-2024
Profit attributable to the Parent (EUR million)	10,337	9,309
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(457)	(447)
	9,880	8,862
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	1,152	979
Profit or Loss from continuing operations (CCPS net) (EUR million)	8,728	7,883
Weighted average number of shares outstanding	14,946,446,634	15,592,565,053
Basic earnings per share (euros)	0.66	0.57
Of which: from discontinued operations (euros)	0.08	0.06
from continuing operations (euros)	0.58	0.51

16	January - September 2025

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-09-2025	30-09-2024
Profit attributable to the Parent (EUR million)	10,337	9,309
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(457)	(447)
	9,880	8,862
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	1,152	979
Profit or Loss from continuing operations (CCPS net) (EUR million)	8,728	7,883
Weighted average number of shares outstanding	14,946,446,634	15,592,565,053
Dilutive effect of options/receipt of shares	82,004,458	66,836,638
Adjusted number of shares	15,028,451,092	15,659,401,691
Diluted earnings per share (euros)	0.66	0.57
Of which: from discontinued operations (euros)	0.08	0.06
from continuing operations (euros)	0.58	0.51
4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2024 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2024.
Following is a summary of the most significant data on the remunerations and benefits for the nine-month periods ended 30 September 2025 and 2024:
Remuneration of members of the board of directors (1)

	EUR thousand
	30-09-2025	30-09-2024
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	4,826	4,826
Variable salary remuneration of executive directors	—	—
Directors' fees	790	947
Bylaw-stipulated emoluments (annual emolument)	3,031	2,975
Other	3,129	3,040
	11,776	11,788
1.The Notes to the consolidated annual accounts for 2025 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
2.From 27 June 2024, Mr. Carlos Barrabés and Mr. Antonio Francesco Weiss joined the board, in replacement of Mr. Bruce Carnegie-Brown and Mr. Ramiro Mato.
Mr. Bruce Carnegie-Brown stepped down as member of the board on 23 March 2024 and Mr. Ramiro Mato on 27 June 2024.

January - September 2025	17

Other benefits of members of the board of directors

	EUR thousand
	30-09-2025	30-09-2024
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	278	165
Pension funds and plans: Endowments and/or contributions (1)	1,812	1,795
Pension funds and plans: Accumulated rights (2)	87,052	75,024
Life insurance premiums	926	832
Guarantees provided for directors	—	—
1. These correspond to the endowments and/or contributions made during the first nine months of 2025 and 2024 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
2. Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 September 2025 and 30 September 2024 rights accrued for this concept for EUR 43,524 thousand and EUR 44,497 thousand, respectively.

Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 September 2025 and 2024, excluding the executive directors:

	EUR thousand
	30-09-2025	30-09-2024
Senior management (1)
Total remuneration of senior management (2)	18,584	16,946
1.Remunerations received during the first nine months by members of the senior management who ceased in their functions by 30 September 2025, amounted to EUR 2,525 thousand (EUR 8,667 thousand by 30 September 2024).
2.The number of members of Banco Santander's senior management, excluding executive directors, is 15 as of 30 September 2025 (14 persons as of 30 September 2024)
The variable annual remuneration (or bonuses) received for fiscal year 2024, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2025 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	30-09-2025	30-09-2024
Senior management (1)
Pension funds: Endowments and / or contributions (2)	3,559	3,462
Pension funds: Accumulated rights (3)	49,306	49,723
1.Contributions made during the first nine months to members of the senior management who ceased in their functions by 30 September 2025, amounted to EUR 471 thousand (EUR 637 thousand by 30 September 2024).
2.Corresponds to the allocations and/or contributions made during the first nine months of 2025 and 2024 as retirement pensions.
3.Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 September 2025 and 30 September 2024 rights accumulated for this same concept for EUR 73,842 thousand and EUR 81,122 thousand, respectively.

18	January - September 2025

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 September 2025 and 31 December 2024 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-09-2025
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	58,828
Equity instruments	17,998	5,403		2,185
Debt instruments	91,891	255	2,920	59,903	128,115
Loans and advances	80,139	1,841	5,166	11,949	1,047,586
Central Banks	19,818	—	—	—	16,517
Credit institutions	24,333	—	457	314	58,033
Customers	35,988	1,841	4,709	11,635	973,036
Total	248,856	7,499	8,086	74,037	1,175,701

	EUR million
	31-12-2024
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	64,100
Equity instruments	16,636	4,641		2,193
Debt instruments	82,646	447	2,897	76,558	120,949
Loans and advances	66,871	1,042	5,018	11,147	1,082,758
Central Banks	12,966	—	—	—	16,179
Credit institutions	27,314	—	408	363	55,537
Customers	26,591	1,042	4,610	10,784	1,011,042
Total	230,253	6,130	7,915	89,898	1,203,707

January - September 2025	19

Following is the gross exposure of financial assets subject to impairment stages at 30 September 2025 and 31 December 2024:

	EUR million
	30-09-2025				31-12-2024
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	71,059	738	197	71,994	87,135	469	253	87,857
Debt instruments	59,898	12	—	59,910	76,521	41	6	76,568
Loans and advances	11,161	726	197	12,084	10,614	428	247	11,289
Credit institutions	314	—	—	314	363	—	—	363
Customers	10,847	726	197	11,770	10,251	428	247	10,926
Financial assets at amortised cost	1,085,807	79,487	31,607	1,196,901	1,106,876	84,583	34,016	1,225,475
Debt instruments	126,436	1,307	819	128,562	119,993	556	695	121,244
Loans and advances	959,371	78,180	30,788	1,068,339	986,883	84,027	33,321	1,104,231
Central Banks	16,517	—	—	16,517	16,179	—	—	16,179
Credit institutions	58,027	13	—	58,040	55,542	—	—	55,542
Customers	884,827	78,167	30,788	993,782	915,162	84,027	33,321	1,032,510
Total	1,156,866	80,225	31,804	1,268,895	1,194,011	85,052	34,269	1,313,332
On 30 September 2025, Grupo Santander has EUR 338 million (EUR 559 million on 31 December 2024) of exposure in impaired assets purchased with impairment, of which EUR 37 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the nine-month periods ended 30 September 2025 and 2024, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-09-2025	30-09-2024
Balance as at beginning of period	22,326	22,950

Impairment losses charged to income for the period	10,622	10,257
Of which:
Impairment losses charged to income	20,234	16,793
Impairment losses reversed with a credit to income	(9,612)	(6,536)
Write-off of impaired balances against recorded impairment allowance	(9,690)	(10,065)
Exchange differences and other	(1,720)	(953)

Balance as at end of period	21,538	22,189

Of which, relating to:
Impaired assets	13,812	14,269
Other assets	7,726	7,920

Of which:
Individually calculated	2,524	2,488
Collectively calculated	19,014	19,701

20	January - September 2025

Previously written-off assets recovered during the first nine months of 2025 and 2024 amount to EUR 1,302 million and to EUR 1,191 million, respectively. In addition, during the first nine months of 2025 there was no recognition for losses in the income statement due to renegotiation or contractual modifications, while EUR 61 million were recognized during the first nine months of 2024, mainly due to the CHF mortgage portfolio in Santander Consumer in Poland. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 9,320 million and EUR 9,127 million during the first nine months of 2025 and 2024, respectively.
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 September 2025 and 30 September 2024:

	EUR million
	30-09-2025
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,281	4,735	13,967	21,983
Transfers between stages	(1,473)	1,037	4,640	4,204
Net changes of the exposure and modifications in the credit risk	1,344	(628)	5,523	6,239
Write-offs	—	—	(9,690)	(9,690)
Exchange differences and other	(146)	(523)	(1,012)	(1,681)
Carrying amount at end of period	3,006	4,621	13,428	21,055

	EUR million
	30-09-2024
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,587	4,930	14,149	22,666
Transfers between stages	(747)	539	5,830	5,622
Variation due to credit risk	645	(560)	4,495	4,580
Write-offs	—	—	(9,782)	(9,782)
Exchange differences and other	(293)	(225)	(703)	(1,221)
Carrying amount at end of period	3,192	4,684	13,989	21,865
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the nine-month periods ended 30 September 2025 and 2024, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	30-09-2025	30-09-2024
Balance as at beginning of period	34,179	34,363
Net additions	9,580	11,333
Written-off assets	(9,690)	(10,065)
Perimeter Changes	—	17
Exchange differences and other	(2,425)	(1,151)
Balance at end of period	31,644	34,497
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

January - September 2025	21

d)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 September 2025 and 31 December 2024:

	EUR million
	30-09-2025		31-12-2024
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,047,586	1,047,615	1,082,758	1,073,530
Debt instruments	128,115	127,316	120,949	119,539
ASSETS	1,175,701	1,174,931	1,203,707	1,193,069
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2024.
6.    Non-current assets held for sale and liabilities associated with non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale and liabilities associated with non-current assets held for sale at 30 September 2025 and 31 December 2024 is as follows presented by nature:

	EUR million
	30-09-2025	31-12-2024
Tangible assets
Foreclosed assets	2,605	2,621
Of which Property assets in Spain	1,817	1,896
Other tangible assets held for sale	215	230

Entities on sold
Caceis (Note 2)	—	1,137
Santander Bank Polska (Note 2)	66,543	—

Other assets	6	14
Total Assets associated with non-current assets held for sale	69,369	4,002

	EUR million
	30-09-2025	31-12-2024
Entities on sold
Santander Bank Polska (Note 2)	59,058	—
Total Liabilities associated with non-current assets held for sale	59,058	—

The balance of the provisions for tangible assets at 30 September 2025 is EUR 2,477 million (EUR 2,606 million at 31 December 2024). The charges recorded in the first nine months of 2025 and 2024 amounted to EUR 75 million and EUR 106 million, respectively, and the recoveries undergone during those periods amount to EUR 13 million and EUR 22 million, respectively.

22	January - September 2025

Assets and liabilities from entities on sold
The following are the condensed consolidated balance sheet, condensed consolidated profit and loss accounts, and condensed consolidated cash flow statements for the Polish business for sale:
Condensed balance sheets of companies held for sale - Santander Bank Polska

EUR million
Condensed assets	30-09-2025
Cash, cash balances at central banks and other deposits on demand	3,308
Financial assets held for trading	1,505
Financial assets designated at fair value through other comprehensive income	6,700
Financial assets at amortised cost	51,552
Intangible assets	1,368
Tax assets	850
Other assets	1,260
TOTAL ASSETS	66,543

EUR million
Condensed liabilities	30-09-2025
Financial liabilities held for trading	1,002
Financial liabilities at amortised cost	56,142
Provisions	537
Tax liabilities	918
Other liabilities	459
TOTAL LIABILITIES	59,058

EUR million
Other comprehensive income	30-09-2025
Items that will not be reclassified to profit or loss	50
Actuarial gains or losses on defined benefit pension plans	1
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	49
Items that may be reclassified to profit or loss	(659)
Hedges of net investments in foreign operations (effective portion)	(530)
Exchange differences	(209)
Cash flow hedges (effective portion)	88
Debt instruments at fair value with changes in other comprehensive income	4
Share in other income and expenses recognised in investments, joint ventures and associates	(12)

January - September 2025	23

Condensed income statements of companies held for sale - Santander Bank Polska

	EUR million
Condensed consolidated income statements	01-01-2025 to 30-09-2025	01-01-2024 to 30-09-2024
Interest Margin	2,257	2,139
Dividend income	4	3
Investments accounted for using the equity method	21	17
Net commissions	510	475
Net trading income	55	49
Other operating results	(77)	(92)
Total income	2,770	2,591
Administrative expenses, depreciation and amortisation cost	(754)	(662)
Loan-loss provisions (*)	(204)	(393)
Other results and provisions	(309)	(230)
Profit before taxes	1,503	1,306
Tax expense	(351)	(327)
Profit of the year	1,152	979
(*) Of which EUR 96 million correspond to renegotiations or contractual modifications at 30 September 2025 (EUR 241 million at 30 September 2024).

Condensed statements of cash flows of companies held for sale - Santander Bank Polska

	EUR million
Condensed consolidated statements of cash flows	30-09-2025	31-12-2024
A) Cash flows from operating activities	1,332	1,481
B) Cash flows from investing activities	(33)	(57)
C) Cash flows from financing activities	(478)	(395)
D) Effect of foreign exchange rate differences	(2)	21
E) Net increase/(decrease) in cash and cash equivalents	819	1,050
7.   Tangible assets
a)   Changes in the period
In the first nine months of 2025 and 2024, tangible assets (rights of use are not included) were acquired for EUR 4,475 million and EUR 6,210 million, respectively.
Likewise, in the first nine months of 2025 and 2024 tangible asset items were disposed of with a carrying amount of EUR 3,916 million and EUR 4,069 million, generating a net profit of EUR 3 million and EUR 15 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 September 2025 and 2024, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 September 2025, Grupo Santander has tangible assets under lease for the amount of EUR 1,677 million (EUR 1,918 million at 31 December 2024).

24	January - September 2025

8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 September 2025 and 31 December 2024, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-09-2025	31-12-2024
Banco Santander (Brazil)	3,131	3,079
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Portugal	1,040	1,040
Santander España	998	998
Santander US Auto	945	1,068
Santander Holding USA (ex. Auto)	766	865
Santander UK	609	641
Grupo Financiero Santander (Mexico)	454	453
Banco Santander - Chile	442	482
Ebury Partners	325	340
Santander Consumer Nordics	213	211
Santander Bank Polska	—	1,178
Other entities	354	335
Total Goodwill	12,025	13,438
During the first nine months of 2025 there has been an decrease in goodwill of EUR 1,413 million, of which EUR 1,178 million corresponds to the reclassification in the consolidated balance sheet of the goodwill of Santander Bank Polska under the heading 'Non-current assets held for sale' (see Notes 2 and 6). The remaining amount is mainly due to exchange differences (see Note 11), which in accordance with current regulations, have been recorded with a credit to the heading 'Other comprehensive income - Items that can be reclassified in results- Foreign currency translation' of equity through the Statement of recognized income and expenses.
Note 17 of the consolidated annual accounts for the year ended 31 December 2024 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test, and when there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first nine months of 2025 , there were no triggers that required the recording of impairments.

January - September 2025	25

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 September 2025 and 31 December 2024, presented by nature and categories for valuation purposes:

	EUR million
	30-09-2025			31-12-2024
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	51,712			57,753
Short Positions	38,555			35,830
Deposits	74,341	26,446	1,065,883	58,568	28,806	1,126,439
Central banks	8,270	1,092	20,458	13,300	1,774	24,882
Credit institutions	23,145	1,416	86,159	26,284	1,625	90,012
Customer	42,926	23,938	959,266	18,984	25,407	1,011,545
Debt instruments	—	10,608	306,015	—	7,554	317,967
Other financial liabilities	—	25	43,066	—	—	39,916
Total	164,608	37,079	1,414,964	152,151	36,360	1,484,322
b)   Information on issuances, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-09-2025	31-12-2024
Bonds and debentures outstanding	248,074	252,765
Subordinated	29,679	35,461
Promissory notes and other securities	38,870	37,295
Total debt instruments issued	316,623	325,521
The detail, at 30 September 2025 and 2024, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first nine months of 2025 and 2024:

	EUR million
	30-09-2025
	Opening balance as at 01-01-2025	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 09-30-25
Bonds and debentures outstanding	252,765	127	54,924	(51,661)	(8,081)	248,074
Subordinated	35,461	—	1,768	(6,109)	(1,441)	29,679
Bonds and debentures outstanding and subordinated liabilities issued	288,226	127	56,692	(57,770)	(9,522)	277,753

26	January - September 2025

	EUR million
	30-09-2024
	Opening balance as at 01-01-2024	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 09-30-24
Bonds and debentures outstanding	231,880	(1,224)	57,752	(40,020)	(1,080)	247,308
Subordinated	30,529	—	6,963	(2,433)	(161)	34,898
Bonds and debentures outstanding and subordinated liabilities issued	262,409	(1,224)	64,715	(42,453)	(1,241)	282,206
Below is information on the main issuances, placements and redemptions carried out by Banco Santander, S.A. as of 30 September 2025 and 2024:
On 24 September 2025, Banco Santander, S.A. has proceeded to redeem in advance all the issued subordinated obligations: "EUR 50,000,000 Fixed/Floating", with original maturity date on March 2028 and with ISIN code XS1585005314.
On 5 August 2025, Banco Santander, S.A. proceeded to redeem in advance the subordinated debt issuances with ISIN code XS1384064587, for a nominal amount of EUR 1,500 million, with a coupon of 3.250% and original maturity date on April 2026 and with ISIN code XS1548444816, for a nominal amount of EUR 1,000 million, with a coupon of 3.125% and original maturity date on January 2027.
On 2 July 2025, Banco Santander, S.A. proceeded to repurchase for their subsequent redeem in advance the contingently convertible preferred shares with ISIN code XS2102912966, for a total nominal amount of 466.6 euros and which are traded on the market of the Irish Stock Exchange 'Global Exchange Market', leaving the amount in circulation at 1,033.4 euros.
On 2 July 2025, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of EUR 1,500 million. The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 6% quarterly for the first six years, being reviewed every five years thereafter by applying a margin of 381.9 basis points over the five-year mid-swap rate.
On 18 March 2025, Banco Santander, S.A. carried out an issue for an amount of EUR 1,500 million with ISIN code XS1201001572.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 600.8 million out of a total of EUR 1,500 million of the transaction with ISIN XS138406464587 following the tender announcement launched on 6 February 2025.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 563.6 million euros out of a total of EUR 1,000 million of the transaction with ISIN XS1548444816 following the tender announcement launched on 6 February 2025.
On 1 August 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of USD 1,500 (valued at EUR 1,356). The issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 8% annually for the first ten years, being reviewed every 5 years thereafter by applying a margin of 391.1 basis points over the 5-year mid-swap rate.
On 20 May 2024, Banco Santander, S.A., proceeded to partially redeem in advance the contingently convertible preferred shares with ISIN code XS1793250041, for a total nominal amount of 1,312.4 million euros and which are traded on the market of the Irish Stock Exchange 'Global Exchange Market', leaving the amount in circulation at 187.6 million euros.
On 20 May 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of EUR 1,500 million. The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 7% annually for the first six years, being reviewed every five years thereafter by applying a margin of 443.2 basis points over the five-year mid-swap rate.
On 14 March 2024, Banco Santander, S.A. issued subordinated obligations for an amount of USD 1,250 million (valued at EUR 1,158 million) for a term of 10 years. The issuance was made at par and the issue coupon was set at 6.35% per year, payable bi-annually.

January - September 2025	27

On 8 February 2024, Banco Santander, S.A., proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS1951093894, for a total nominal amount of USD 1,200 million (valued at EUR 1,110 million) and that were traded on the Irish Stock Exchange 'Global Exchange Market'.
On 22 January 2024, Banco Santander, S.A. issued subordinated bonds for an amount of EUR 1,250 million for a term of 10 years and 3 months. The issue was carried out at 99.74% and the issue coupon was set at 5.00% per year for the first 5 years and 3 months, with an amortization option in April 2029, reviewing the coupon, in case of non-amortization, at a fixed rate equivalent to a margin of 250 points plus the 5-year Euro swap rate.
c)    Other issuances guaranteed by Grupo Santander
At 30 September 2025 and 2024, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 September 2025 and 31 December 2024:

	EUR million
	30-09-2025		31-12-2024
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,065,883	1,066,382	1,126,439	1,125,532
Debt instruments	306,015	307,535	317,967	317,912
Liabilities	1,371,898	1,373,917	1,444,406	1,443,444
Additionally, other financial liabilities are accounted for EUR 43,066 million and EUR 39,916 million as of 30 September 2025 and 31 December 2024, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2024, other than those mentioned in these interim financial statements.
10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2024 to 30 September 2025, is mainly due to net provisions against equity for changes in financial assumptions and other experience adjustments, and also to benefit payments, premiums and contributions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 September 2025 and at 31 December 2024 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	30-09-2025	31-12-2024
Provisions for taxes	798	727
Provisions for employment-related proceedings (Brazil)	593	458
Provisions for other legal proceedings	1,395	1,532
Provision for customer remediation	590	1,001
Provision for restructuring	429	589
Other	705	744
	4,510	5,051

28	January - September 2025

Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
With respect to changes in provisions in the first nine months of 2025, for employment and other legal proceedings, in Brazil, provisions of EUR 393 million and EUR 122 million were recorded, making payments of EUR 273 million and EUR 118 million, respectively.
c)    Litigation and other matters
i. Tax-related litigation
At 30 September 2025 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involves several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.

January - September 2025	29

•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss. This case is in the scope of the Comprehensive Transaction Programme (Programa de Transaçao Integral) established by the Ministry of Finance. The formal acts of consolidation and approval of the transaction are pending. The amounts established in the transaction are fully provisioned.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May and October 2024, the appeal related to period 2009 to 2012 was finally rejected by the CARF and the resolution was appealed at the Federal Justice. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In 2024, the CARF issued a favourable partial decision on both infraction notices. In December 2024, the tax authorities issued a new infringement notice for 2019 and 2020. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 762 million, and for lawsuits that qualify as contingent liabilities is EUR 5,222 million.
At the date of approval of these interim financial statements, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 30 September 2025 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities, known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander, S.A. in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander, S.A. subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.

30	January - September 2025

On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered into between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim. The Santander Entities applied to the Court of Appeal for permission to appeal. The permission was granted on 21 October 2025 and, consequently, the Santander Entities will now file their challenge of appeal.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.
•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received several of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024 the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA first paused the handling of DCA complaints and then extended this to motor finance commission related complaints which are now paused until 4 December 2025. A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal , alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. This is currently paused until the end of October 2025 connected to the outcome of the FCA Review.
In light of the Court of Appeal's judgment of October 2024, rendered in the judicial proceedings involving other financial entities, the Santander UK Group Holdings (Santander UK) recognised a provision of GBP 283.4 million (EUR 324.7 million) in relation to historical motor finance commission payments. This included estimates operational and legal costs and potential awards based on various using a range of assumptions. This judgment was appealed before the Supreme Court.

On 1 August 2025, the Supreme Court handed down its judgment that motor dealers acting as credit brokers do not owe fiduciary or disinterested duties to their customers and, as a consequence, commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in the Johnson case on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).

Following the Supreme Court’s judgment, on 3 August, the FCA announced that it aimed to publish a consultation on an industry wide redress scheme in early October, and that this consultation would be open for six weeks. In early September 2025, the appeal to the Court of Appeal of the High Court’s judicial review of a final decision by the Financial Ombudsman Service against another lender (which alongside the Supreme Court case was highly relevant to the outcome of the FCA’s Review) was discontinued.

On 7 October 2025, the FCA published its proposals for an industry-wide redress scheme under s404 of the Financial Services and Markets Act to compensate motor finance customers and launched a public consultation period. We are reviewing the proposal in detail to understand its potential implications. The deadline for a response on the substantive aspects of the Consultation is 18 November 2025.

Although the FCA expects to publish its policy statement and final rules in early 2026, with the redress scheme to launch the day after the publication of the rules, the final version of the scheme will be dependent on the consideration given to the responses it receives, and its application will be subject to any legal challenges which may ultimately be brought against it as well as by the claims filed by lenders or consumer groups. The FCA’s proposed approach differs in some respects from the Supreme Court’s ruling. There is therefore uncertainty regarding the final scope, methodology and timing of any redress scheme that may ultimately be implemented.

Santander UK is therefore reviewing the potential effects and impact of the above circumstances, although to date and as a consequence of the referred uncertainties, the provision already recognized has not been modified. While the ultimate financial impact of this matter could materially differ from the amount of the provision as of this date, such impact is not expected to be material for the Group as of the date of these interim financial statements.

•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A. (Delforca)) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa, S.A., parent of Delforca (Monesa) have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Monesa and the bankruptcy administrator. On 1 June 2023, the appeal hearing took place and on 15 November 2023 the Provincial Court of Barcelona rendered a judgment dismissing the appeals filed by Delforca, Monesa and the bankruptcy administrator and confirming the first instance judgment. Delforca and Monesa (not the bankruptcy administrator) have filed an appeal in cassation before the Supreme Court against the judgment of the Provincial Court of Barcelona.
Separately, Monesa, filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.

January - September 2025	31

•Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits (economic plans). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal (the STF and the Collective Agreement). Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have proved the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the Collective Agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the Collective Agreement actions related to the 'Collor I Plan'. On May 2025, the STF issued the judgment recognizing the constitutionality of the Bresser, Verão, Collor I and II plans, guaranteeing savers the receipt of the amounts established in the Collective Agreement and setting a deadline of 24 months for new adhesions. As of 30 September 2025, the provision recorded for the economic plan proceedings amounts to EUR 161.5 million.
•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous civil lawsuits were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to the direct appeals filed before the General Court of the European Union (EGC) and the Court of Justice of the European Union (CJEU), all appeals were either dismissed or discontinued. Currently, there are no ongoing appeals.
In the civil proceedings, several Spanish judges referred to the CJEU a number of preliminary questions that have already been resolved. In particular, in the judgments of 5 May 2022 (C-410/20) and 5 September 2024 (C-775/22, C-779/22, C-794/22), the CJEU stated that Directive 2014/59/EU on bank resolution prevents shareholders, subordinated debt holders, and holders of equity instruments converted into shares bringing actions against a financial institution subject to a resolution proceeding or against its successor after the resolution, claiming liability for the information contained in the prospectus, under Directive 2003/71/EC, or actions seeking the nullity of the contract of subscription of capital instruments, which, given its retroactive effects, would result in the refund of the value of such securities, plus the interest accrued as of the date of execution of the contract. In its 11 September 2025 resolutions (C-687/23 and C-447/23), the CJEU declared that the above referred TJUE resolutions do not apply to actions pursued prior to the entity’s resolution. There are currently no other preliminary questions under consideration.

On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. The ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed.

The accusing parties, including the Public Prosecutor's Office, filed their indictment briefs on 28 October 2024, which included requests for compensation for civil liability and the request that not only the defendants but also several entities are held liable for such compensation, including Banco Santander, S.A., the auditing firm and several insurance companies. Following the filing of the indictment briefs, on 22 November 2024, the Court (Investigating Judge) issued an order for the opening of the oral trial against the defendants and civil liability parties, including Banco Santander, S.A. as a possible civil liable party. However, in line with what was determined by the Spanish National Court and confirmed by the Supreme Court concerning the hypothetical succession of Banco Popular by Banco Santander, S.A., the oral trial has not been opened against the Bank as possible direct civil liable party.
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65 million. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial. The defendants and potential civil liable parties submitted their defense writs on 4 February 2025. After that, the proceedings will be forwarded to the Criminal Chamber of the National Court for the oral trial.
Regarding the civil liability, the Bank considers that it has no subsidiary civil liability in light of the CJEU’s judgments of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23). Notwithstanding the foregoing, the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.

32	January - September 2025

The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action. The CJEU judgements of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23) referred above, represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in the UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties and/or disgorgement of proceeds), cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause.
On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million. On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR. 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023. On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. The extraordinary and cassation appeals submitted by the Bank were accepted on 26 March 2025 and are pending to be resolved. Existing provisions cover the estimated risk of loss.
•CHF Polish Mortgage Loans: on 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland regarding the consequences of potentially unfair contractual clauses in CHF-Indexed loan agreements. The CJEU left it up to national courts to decide in this regard, indicating that it is possible to invalidate a contract if it cannot be maintained without the abusive terms and there are no explicit supplementary provisions that can replace these terms.
On 15 June 2023, the CJEU issued its judgment in Case C-520/21, in which it confirmed that it is national law that is relevant to determine the effect of cancellation of a contract - respecting the principles arising from Directive 93/13/EEC. According to the ruling of the CJEU in that case, the bank's claims in excess of the repayment of the nominal amount of the loan's principal and, as the case may be, the payment of default interest are contrary to the objectives of Directive 93/13/EEC if they were to lead to a profit analogous to the one it intended to make from the performance of the contract and thus eliminate the deterrent effect.

January - September 2025	33

On 25 April 2024, the Civil Chamber of the Supreme Court rendered a decision according to which: (i) in the event that a provision of an indexed or denominated loan agreement relating to the manner of determining the exchange rate of a foreign currency constitutes an abusive contractual term and is not binding, based on the current case law, it is not possible for this provision to be replaced by any other method of determining exchange rates under the law or prevailing practices; (ii) in the event that it is not possible to determine a foreign currency exchange rate binding for the parties in an indexed or denominated credit agreement, the agreement is not binding. Further, referring to the issues related to the cancellation of a credit agreement, the Supreme Court pointed out that: (i) if the bank has paid all or part of the credit amount to the borrower and the borrower has made repayments of the credit, independent claims for the repayment of the undue payment arise in favour of each party (the so-called two condition theory); (ii) the limitation period of the bank's claim for reimbursement of amounts paid under the credit begins from the day following the day on which the borrower challenged the bindingness of the terms of the agreement; (iii) there is no legal basis for either party to claim interest or other benefits for the use of its funds during the period between the undue payment and the date when the repayment became due. The criteria set out by the Supreme Court in its decision could clarify the previous decisions described above. Nine judges of the Supreme Court declined to participate in the resolution raising questions of a constitutional nature and six judges submitted dissenting opinions mainly on issues related to the maintenance of the agreement after the elimination of abusive clauses.
Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice, including the impact of the aforementioned Supreme Court resolution on this case law. The Bank is reaching settlements with customers who have taken legal action as well as with those who have not yet decided to file a lawsuit. The settlement scenario is reflected in the model used to calculate provisions for legal risks.
As of 30 September 2025, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintained portfolios of loans affected by the legal risk connected with CHF-indexed loan agreements for an approximate gross amount of PLN 3,958.2 million (EUR 928.1 million).
As of 30 September 2025, the total value of adjustment to gross carrying amount in accordance with IFRS9 as well as provisions recorded under IAS37, amount to PLN 6,011.3 million (EUR 1,409.5 million) of which PLN 3,677.9 million (EUR 862.4 million) corresponds to adjustment to gross carrying amount under IFRS 9 and PLN 2,333.3 million (EUR 547.1 million) to provisions recognized in accordance with IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 during the first nine months of 2025 amounted to PLN 42.6 million (EUR 10.1 million), the additional provisions under IAS 37 amounted to PLN 726.0 million (EUR 171.2 million). Other costs related to the dispute amounted to PLN 483.2 million (EUR 114.0 million).
The above figures include Santander Bank Polska and Santander Consumer.
These provisions represent the best estimate as of 30 September 2025. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess the appropriateness of those provisions.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Santander Mexico has filed various constitutional reviews and appeals against the recurso de amparo referred to above, which have been dismissed by the Supreme Court of Justice of the Nation. As of this date, an amparo review filed by the Bank is pending to be resolved in the Collegiate Courts in the State of Nuevo León, thus the judgment is not final.
The Bank asked the Supreme Court of Justice of the Nation to take up the matter, what was accepted and consequently, the Supreme Court of Justice will resolve the matter. In addition, the Bank filed two recursos de reclamación against the non-admission of the recurso de revisión extraordinario issued by the then president of the Supreme Court of Justice of the Nation. On 25 June 2025, one of such recursos de reclamación was accepted and this decision was extended to the remaining one, both will now be resolved. In case that these recursos against the non-admission are resolved favourably, the Supreme Court of the Nation will then decide on the merits of the recurso de revisión extraordinario against the judgment which condemned the Bank.

34	January - September 2025

Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered to be sufficient to cover the risks deriving from this claim.
•Mortgage Expenses: In December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
In relation to the statute of limitations, on 25 April 2024, two judgments were rendered (cases C-561/21 and C-484/21) in which the Court of Justice of the European Union (CJEU) stated that the commencement of the statute of limitations for the annulment of the mortgage expenses shall be fixed on the moment when the consumer has an effective knowledge of the abusive nature of the clause and its effects and that this date must not be fixed (a) on the date of payment of such expense nor of the execution of the agreement; (b) when the Supreme Court has handed down judgments stating the abusive nature of a clause similar to the one included in the consumer contract; nor (c) when the CJEU has handed down judgments confirming that the statute of limitations for the annulment of contractual provisions is valid subject to its compliance with the principles of equivalence and effectiveness.
The Supreme Court has confirmed this criterion in its 14 June 2024 judgment, establishing that the public dissemination of case-law declaring the abusive nature of a clause does not necessarily give rise to the limitation period of the reimbursement action derived from similar clauses. However, the 4 July 2024 judgment, rendered in the case C-450/22, the CJEU has established that it cannot be excluded a priori that, as a consequence of the occurrence of an objective event or of a notorious event, such as the amendment of the applicable legislation or a widely disseminated and debated development of jurisprudence, the court considers that the average consumer's overall perception of the floor clause has changed during the reference period and has enabled him to become aware of the potentially significant economic consequences arising from such clause. A further preliminary question concerning the statute of limitations of the annulment of mortgage expenses has been raised before the CJEU by the First Instance Court No 8 of La Coruña. In December in 2024, the Supreme Court handed down two additional judgments regarding statute of limitations, in which it determines that the date to be considered for the purposes of the application of Directive 93/1994 and, consequently, the statute of limitations detailed in its previous judgments, is 31 December 1994 (i.e. the date when the deadline for its transposition ended). This is based on the principle of interpretation in accordance with directives not transposed (applicable once their transposition period has expired). The recorded provision includes the best estimate of Group’s liability for this matter.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 30 September 2025, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.

January - September 2025	35

11.   Equity
In the nine-month periods ended 30 September 2025 and 2024 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 30 September 2025 and 31 December 2024 consisted of EUR 7,443 and 7,576 million, represented by 14,885,325,372 and 15,152,492,322 shares, respectively, of EUR 0.50 of nominal value each and all of them of a unique class and series.
On 3 June 2025, there was a capital reduction amounting to EUR 133,583,475 through the redemption of 267,166,950 shares, corresponding to the share buyback program carried out between February and June 2025.
The transaction did not involve the return of contributions to shareholders, as the Bank holds the redeemed shares.
b)    Share premium
As a result of the capital reduction described in Note 11.a, during the first semester of 2025, the share premium has been reduced by EUR 1,453,416,348 corresponding to the difference between the purchase value of the shares amortised (EUR 1,586,999,823) and the nominal value of said shares (EUR 133,583,475) (see Total Statement of Changes in Shareholders' Equity). Likewise, and in accordance with applicable legislation, a reserve for amortized capital has been allocated with a charge to the share premium for an equal amount to the nominal value of said amortised shares (EUR 133,583,475).

c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-09-2025	31-12-2024
Other comprehensive income accumulated	(38,004)	(36,595)
Items not reclassified to profit or loss	(4,248)	(4,757)
Actuarial gains or losses on defined benefit pension plans	(3,953)	(4,404)
Non-current assets held for sale	50	—
Share in other income and expenses recognised in investments, joint ventures and associates	2	(1)
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(351)	(432)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	197	284
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(197)	(284)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	4	80
Items that may be reclassified to profit or loss	(33,756)	(31,838)
Hedge of net investments in foreign operations (effective portion)	(6,950)	(8,002)
Exchange differences	(25,390)	(22,375)
Hedging derivatives (effective portion)	142	(298)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(507)	(736)
Hedging instruments (items not designated)	15	—
Non-current assets held for sale	(659)	—
Share in other income and expenses recognised in investments, joint ventures and associates	(407)	(427)

36	January - September 2025

d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first nine months of 2025, the amount of actuarial losses (net of actuarial gains) has increased by EUR 33 million. The main impacts are:
In first place, due to the higher addition against equity amounting to EUR 173 million, with the following breakdown:
•Increase of EUR 108 million in the accumulates actuarial losses relating to the Group´s entities in the United Kingdom, mainly due to the evolution experienced by the portfolio, partially compensated by the increase in the discount rate - from 5.54% to 5.88%- and to the reduction in short term inflation -from 3.11% to2.93%-.
•Increase of EUR 91 million in the accumulates actuarial losses relating to the Group´s entities in Brazil, mainly due to the evolution experienced by the discount rate -reduction from 10.58% to 10.52% in pension plans and from 10.50% to 10.42% in medical plans-, to the short term inflation and the evolution in the asset portfolio.
•Decrease of EUR 31 million in the accumulates actuarial losses relating to the Group´s entities in Germany, mainly due to the evolution experienced by the discount rate -increase from 3.56% to 4.15%-.
•Decrease of EUR 27 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate -increase from 3.00% to 3.60%-.
•Increase of EUR 10 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, mainly due to the evolution of the collective.
•Increase of EUR 22 million in the cumulative actuarial losses relating to the Group's businesses in other geographical areas.
In second place, due to the evolution of exchange rates, a EUR 140 million decrease, mainly due to the depreciation of the pound sterling.
e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2025 and 31 December 2024 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	30-09-2025				31-12-2024
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	47	(1,325)	(1,279)	152	39	(1,328)	(1,289)	117
International
Rest of Europe	75	(70)	6	199	131	(71)	60	299
United States	23	(1)	22	36	22	—	22	24
Latin America and rest	901	(1)	900	1,798	775	—	775	1,753
	1,046	(1,397)	(351)	2,185	967	(1,399)	(432)	2,193
Of which:
Listed	921	(50)	872	1,867	779	(51)	728	1,780
Unlisted	125	(1,347)	(1,223)	318	188	(1,348)	(1,160)	413

January - September 2025	37

f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first nine months of 2025 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the general depreciation of the currencies, except the Brazilian real, Chilean peso and the Polish zloty (see Note 1.e).
Of this variation, a capital loss of EUR 219 million corresponds to the valuation at the closing exchange rate of goodwill for the first nine months of 2025 (see Note 8).
g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2025 and 31 December 2024 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	30-09-2025				31-12-2024
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Issued by public Public-sector
Spain	102	—	102	10,104	103	—	103	13,764
Rest of Europe	217	(39)	178	8,975	268	(70)	198	15,413
Latin America and rest of the world	118	(669)	(551)	33,011	76	(944)	(868)	38,784
Issued by Private-sector
Spain	50	(113)	(63)	7,822	96	(23)	73	6,019
Rest of Europe	31	(32)	(1)	6,879	25	(18)	7	7,478
Latin America and rest of the world	33	(205)	(172)	5,061	16	(265)	(249)	6,247
	551	(1,058)	(507)	71,852	584	(1,320)	(736)	87,705

38	January - September 2025

12.   Segment information (Primary segments)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by business units in which benefits are obtained or by geography. The information is prepared by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
During the first nine months of 2025, Grupo Santander made changes to the composition of its primary segments, as well as to the criteria for allocating profit among them, as follows:
•To better align reporting with the changes to the management structure in Wealth Management & Insurance, investment platforms (Investment Platforms Unit) and certain stakes in companies, mainly in the real estate sector, that were previously recorded in Retail and Commercial Banking or Corporate and Investment Banking have been incorporated into Wealth Management & Insurance.
•Profit sharing criteria between Retail & Commercial Banking and Cards has been improved, aligning criteria across the Group.
•Additionally, it has been completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail & Commercial Banking and Corporate & Investment Banking and between Retail & Commercial Banking and Wealth Management & Insurance.
The Group's main level of segmentation, derived from its management model, consolidates the Group's businesses under five business areas:
•Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking business (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance and the cards businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent the majority of the total Retail business.
•Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided on Europe (DCB Europe) and US (DCB US).
•Corporate & Investment Banking (CIB): this business, which includes Global Transactional Banking, Global Banking (Global Debt Finance and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
•Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and the unit that manages the investment platforms and stakes that complement Wealth's traditional business (the new vertical, Portfolio Investments).
•Payments: comprises the Group's digital payments solutions, providing global technology solutions for the banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where Group operates).
In accordance with the information used by the Group's executive committee for decision making, following is a distribution of the gross margin by business segment accompanying consolidated income statements for the nine-month periods ended 30 September 2025 and 2024.
In addition to these operating units, which report by businesses and geographic area, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

January - September 2025	39

Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the nine-month periods ended 30 September 2025 and 2024:

	EUR million
	Total Income		Profit before tax		Profit
Segment	30-09-2025	30-09-2024	30-09-2025	30-09-2024	30-09-2025	30-09-2024
Retail & Commercial Banking	23,337	24,216	8,356	8,249	5,670	5,385
Digital Consumer Bank	9,667	9,582	2,251	1,963	1,561	1,506
Corporate & Investment Banking	6,374	6,266	3,237	3,115	2,168	2,052
Wealth Management & Insurance	3,046	2,777	1,925	1,678	1,439	1,227
Payments	4,370	3,948	985	541	558	151
Corporate Centre	(517)	(604)	(1,254)	(1,120)	(1,059)	(1,012)
Underlying Profit	46,277	46,185	15,500	14,427	10,337	9,309
Adjustments	(2,770)	(2,926)	(1,739)	(1,306)	—	—
Statutory Profit	43,507	43,259	13,761	13,121	10,337	9,309
Explanation of the adjustments to the statutory profit at 30 September 2025:
•In accordance with IFRS 5 requirements, in the statutory profit, results subject to the Poland disposal have been reported under the line 'Profit or loss after tax from discontinued operations' (see Note 2). However, in the underlying profit, in the underlying profit, the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•A capital gain of EUR 231 million at 30 September 2025, from the sale of Santander's remaining 30.5% stake in CACEIS (see Note 2).
•Charges of EUR 467 million at 30 September 2025 (EUR 231 million net of taxes and minority interests) after updating the macroeconomic parameters in Brazil's credit provisioning models.
113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first nine months of 2025 and 2024, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-09-2025
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	88	3	91
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	61	1	62
	—	—	149	4	153
Income
Finance income	—	—	330	6	336
Dividends received	—	—	—	—	—
Services rendered	—	—	24	—	24
Sale of stocks	—	—	—	—	—
Other income	—	—	1,046	4	1,050
	—	—	1,400	10	1,410

40	January - September 2025

	EUR million
	30-09-2025
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	3	476	101	580
Financing agreements: loans and capital contributions (borrower)	—	(5)	(358)	(103)	(466)
Guarantees provided	—	2	(7)	4	(1)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	60	4	64
Dividends and other distributed profit	—	3	—	33	36
Other transactions	—	—	(265)	(3)	(268)

	EUR million
	30-09-2025
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	17	10,633	322	10,972
Other collection rights	—	—	329	2	331
	—	17	10,962	324	11,303
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	11	2,680	189	2,880
Other payment obligations	—	—	173	—	173
	—	11	2,853	189	3,053

	EUR million
	30-09-2024
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	113	3	116
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	96	—	96
	—	—	209	3	212
Income
Finance income	—	—	386	7	393
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	1,214	2	1,216
	—	—	1,600	9	1,609

January - September 2025	41

	EUR million
	30-09-2024
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	902	99	1,001
Financing agreements: loans and capital contributions (borrower)	—	(7)	921	6	920
Guarantees provided	—	—	8	(286)	(278)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	26	—	26
Dividends and other distributed profit	—	2	—	17	19
Other transactions	—	—	(93)	—	(93)

	EUR million
	31-12-2024
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	14	10,157	221	10,392
Other collection rights	—	—	625	5	630
	—	14	10,782	226	11,022
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	16	3,038	292	3,346
Other payment obligations	—	—	205	—	205
	—	16	3,243	292	3,551

42	January - September 2025

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	30-09-2025	31-12-2024
Loan commitments granted	310,866	302,861
Of which impaired	435	511
Financial guarantees granted	16,819	16,901
Of which impaired	407	217
Bank sureties	16,791	16,887
Credit derivatives sold	28	14
Other commitments granted	158,744	134,493
Of which impaired	665	793
Other granted guarantees	59,451	61,551
Other	99,293	72,942
The breakdown of the off-balance sheet exposure and impairment on 30 September 2025 and 31 December 2024 by impairment stages is EUR 464,391 million and EUR 435,147 million of exposure and EUR 296 million and EUR 305 million of impairment in stage 1, EUR 20,531 million and EUR 17,587 million of exposure and EUR 187 million and EUR 192 million of impairment in stage 2, and EUR 1,507 million and EUR 1,521 million of exposure and EUR 170 million and EUR 213 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the nine-month periods ended 30 September 2025 and 2024 is as follows:

Average headcount
	Bank		Group (*)
	30-09-2025	30-09-2024	30-09-2025	30-09-2024
Men	11,872	12,189	97,658	99,743
Women	11,416	11,715	107,112	110,360
	23,288	23,904	204,770	210,103
(*) Of the total average number of employees at 30 September 2025, 3,603 men and 7,043 women belong to the Grupo's business held for sale in Poland.
The number of branches, depending on their location, as of 30 September 2025 and 31 December 2024 is as follow:

Number of branches
	Group
	30-09-2025	31-12-2024
Spain (*)	1,729	1,877
Group (**)	5,660	6,209
	7,389	8,086
(*) Includes branches in Spain of the Digital Consumer Bank business.
(**) At 30 September 2025, 360 branches corresponding to the Group's business held for sale in Poland (368 branches at 31 December 2024) are included.

January - September 2025	43

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 September 2025 and 31 December 2024, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-09-2025			31-12-2024
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	95,596	153,260	248,856	88,147	142,106	230,253
Non-trading financial assets mandatorily at fair value through profit or loss	2,456	5,043	7,499	2,037	4,093	6,130
Financial assets at fair value through profit and loss	2,885	5,201	8,086	2,744	5,171	7,915
Financial assets at fair value through other comprehensive income	53,001	21,036	74,037	67,680	22,218	89,898
Hedging derivatives (assets)	—	4,246	4,246	—	5,672	5,672
Financial liabilities held for trading	31,065	133,543	164,608	29,974	122,177	152,151
Financial liabilities designated at fair value through profit or loss	—	37,079	37,079	—	36,360	36,360
Hedging derivatives (liabilities)	—	4,188	4,188	—	4,752	4,752
Liabilities under insurance contracts	—	18,620	18,620	—	17,829	17,829
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first nine months of 2025 and 2024, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and types of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2024.
As the end of 30 September 2025, the CVA (Credit Valuation Adjustment) accounted for was EUR 219 million (a decrease of 19.5% compared to 31 December 2024) and adjustments of DVA (Debt Valuation Adjustment) was EUR 280 million (a decrease of 11.7% compared to 31 December 2024). The reduction in CVA is due to the evolution in the models used to calculate spread curves for certain counterparties, movements in credit markets, market movements in interest rate and foreign exchange risk factors, while the reduction in DVA is due reductions in credit markets.

44	January - September 2025

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 September 2025 and 31 December 2024:

	EUR million		EUR million
	Fair values calculated using internal models at 30-09-2025 (*)		Fair values calculated using internal models at 31-12-2024 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	171,393	17,393	163,941	15,319
Financial assets held for trading	148,007	5,253	138,176	3,930
Central banks (**)	19,350	466	12,966	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	24,251	82	26,546	769	Present value method	Yield curves, FX market prices
Customers (**)	32,544	3,305	24,602	1,801	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	14,625	315	11,115	413	Present value method	Yield curves, FX market prices
Derivatives	57,237	1,085	62,947	947
Swaps	40,805	615	47,519	556	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,562	—	1,583	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,401	34	1,879	30	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	283	—	1,445	—	Present value method	Yield curves, FX market prices
Index and securities options	856	258	465	241	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	12,330	178	10,056	118	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	4,235	11	5,652	20
Swaps	3,977	11	5,390	20	Present value method	Yield curves, FX market prices, Basis
Interest rate options	125	—	2	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	133	—	260	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,540	2,503	1,505	2,588
Equity instruments	1,004	2,122	763	1,841	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	47	192	205	242	Present value method	Yield curves
Loans and receivables	1,489	189	537	505	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	5,158	43	5,065	106
Credit institutions	457	—	408	—	Present value method	Yield curves, FX market prices
Customers	4,691	18	4,590	20	Present value method	Yield curves, FX market prices, HPI
Debt instruments	10	25	67	86	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	11,453	9,583	13,543	8,675
Equity instruments	18	303	5	375	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	7,686	1,080	9,644	1,047	Present value method	Yield curves, FX market prices
Loans and receivables (***)	3,749	8,200	3,894	7,253	Present value method	Yield curves, FX market prices and Credit curves

January - September 2025	45

LIABILITIES	192,217	1,213	179,766	1,352
Financial liabilities held for trading	132,599	944	121,243	934
Central banks (**)	8,270	—	13,300	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	23,087	58	26,284	—	Present value method	FX market prices, Yield curves
Customers (**)	42,909	17	18,984	—	Present value method	FX market prices, Yield curves
Derivatives	49,939	869	56,205	934
Swaps	35,123	388	41,283	479	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	1,162	—	1,057	—	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,856	71	2,295	79	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	1,226	263	1,160	294	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	130	25	1,276	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	10,442	122	9,134	82	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	8,394	—	6,470	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	4,164	24	4,740	12
Swaps	4,096	24	4,618	12	Present value method	Yield curves ,FX market prices, Basis
Interest rate options	—	—	3	—	Black's Model	Yield curves, Volatility surfaces, FX market prices and Liquidity
Other	68	—	119	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss (****)	37,079	—	36,200	160	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	18,375	245	17,583	246	Present Value Method with actuarial techniques	Mortality tables and yield curves
(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models use significant inputs that are not observable in market data.
(**)     Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
(***) Includes mainly syndicated loans under the HTC&S business model.
(****) Includes mainly short-term deposits that are managed based on their fair value.

46	January - September 2025

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Long-term temporary acquisitions/disposals of assets with corporate clients based on underlying assets for which no observable credit curve exists. To a lesser extent, repos/reverse repos with central banks on illiquid government-backed underlying assets.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first nine months of 2025 arising from models whose significant inputs are unobservable market data (level 3) amounted to a loss of EUR 75 million (EUR 158 million of profit in the first nine months of 2024).

January - September 2025	47

The table below shows the effect, at 30 September 2025 and 31 December 2024, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

30-09-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers and central banks
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(6.20)	6.20
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.10%	(1.89)	1.94
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(8.15)	8.18
Others	Discounted Cash Flows	Credit spread	10% - 90%	26.10%	(1.06)	0.27
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.5)bps - 6.5bps	4.40bps	—	(0.01)
CCS	Discounted Cash Flows	Credit spread	143.7% - 145.7%	144.70%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%	41.20%	(0.22)	0.31
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(9.18)	9.18
Others	Forward estimation	Price	60bps - 300bps	179.80bps	(3.55)	3.54
FX Forward	Forward estimation	Swap Rate	0% - 15%	8.10%	(0.02)	0.02
Fx Options	Fx option pricing model	Volatility	0.0% - 40.0%	19.80%	(0.63)	0.62
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.90%	(0.19)	0.18
IR Options	IR option pricing model	Volatility	0% - 30%	15.20%	(0.83)	0.84
IRS	Discounted Cash Flows	Credit spread	21.1% - 134.5%	54.70%	(2.22)	0.94
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	26.70%	(9.61)	3.42
IRS	Others	Others	5% - n.a.	n.a.	(2.70)	1.44
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(2.75)	2.75
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	29.70%	(1.18)	0.39
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%	1.60%	(0.13)	0.13
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.11)	0.11

48	January - September 2025

30-09-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4.10%	(3.61)	3.70
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.11)	0.11
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(212.05)	212.05
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a. - n.a.	n.a.	(27.42)	—
Loans	Discounted Cash Flows	Interest rate curve	3.9% - 7.2%	5.50%	(1.01)	1.01
Loans	Forward estimation	Credit spread	153.7bps - 233.7bps	173.70bps	(7.04)	2.34
Loans	Market price	Market price	(0.6)% - 0.1%	(0.50)%	(7.80)	1.56
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	1.9% - 5.3%	3.60%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(30.29)	30.29
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	44.50%	(0.04)	0.03
FX Options	Volatility option model	Volatility	10% - 90%	39.60%	(0.01)	0.01
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	50.10%	(1.23)	1.23
IRS	Discounted Cash Flows	Credit Spread	16.3bps - 35.9bps	23.20bps	(1.10)	0.59

January - September 2025	49

31-12-2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.	n.a.	(0.05)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.06%	(4.50)	4.61
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	3.99%	(8.07)	8.02
Others	Discounted Cash Flows	Credit spread	10% - 90%	54.05%	(1.18)	1.45
Derivatives
Cap&Floor	Forward estimation	Interest rate	(2)bps - 2bps	0.00bps	—	—
CCS	Discounted Cash Flows	Credit spread	158% - 165%	161.50%	(0.01)	0.01
CDS	Price	Credit spread	100% - 250%	178.83%	(0.09)	0.10
EQ Options	EQ option pricing model	Volatility	0% - 70%	41.25%	(0.48)	0.69
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(21.54)	21.54
FX Forward	Forward estimation	Swap Rate	0% - 15%	8.08%	(0.06)	0.07
FX Options	FX option pricing model	Volatility	0% - 40%	20.10%	(0.65)	0.66
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.78%	(0.21)	0.18
IR Options	IR option pricing model	Volatility	—% - 30%	17.34%	(0.16)	0.22
IRS	Others	Others	5% - n.a.	n.a.	(4.09)	—
IRS	Discounted Cash Flows	Credit spread	47.8% - 273.4%	155.36%	(1.91)	1.74
IRS	Discounted Cash Flows	Swap rate	1% - 99%	49.58%	(2.45)	2.41
Others	Forward estimation	Price	60bps - 300bps	181.50bps	(3.00)	3.08
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(3.39)	3.39
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	50.00%	(0.63)	0.63
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2.0%	1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24

50	January - September 2025

31-12-2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	3.96%	(3.63)	3.55
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(183.98)	183.98
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(18.61)	—
Loans	Discounted Cash Flows	Interest rate curve	3.4% - 6.5%	4.95%	(0.17)	0.17
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.00bps	(30.36)	30.36
Loans	Forward estimation	Credit spread	150bps - 232bps	150bps	(1.96)	—
Loans	Market price	Market price	(5)% - 20%	0.01%	(4.91)	1.23
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	(0.09)bps	(0.09)	0.09
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	1.6% - 5.2%	3.40%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(37.56)	37.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	42.20%	(0.11)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	45.30%	(0.03)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	47.12%	(4.77)	4.24
IRS	Discounted Cash Flows	Credit spread	34bps - 68bps	44bps	(4.09)	1.65
1. For each instrument, the valuation technique is shown, the unobservable inputs described in the "Main unobservable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
2. The breakdown of impacts is shown by type of instrument and unobservable inputs.
3. The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
4. Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

January - September 2025	51

Lastly, the changes in the financial instruments classified as level 3 in the first nine months of 2025 and 2024 were as follows:

	01-01-2025	Changes						30-09-2025
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	3,930	3,985	(2,802)	203	—	(41)	(22)	5,253
Central Banks	—	437	—	29	—	—	—	466
Credit institutions	769	57	(744)	—	—	—	—	82
Customers	1,801	3,168	(1,711)	44	—	4	(1)	3,305
Debt instruments	413	105	(221)	(13)	—	(16)	47	315
Trading derivatives	947	218	(126)	143	—	(29)	(68)	1,085
Swaps	556	2	(72)	9	—	4	116	615
Exchange rate options	2	—	—	—	—	(17)	15	—
Interest rate options	30	—	—	5	—	17	(18)	34
Interest rate futures	—	—	(14)	1	—	(6)	19	—
Index and securities options	241	82	(35)	137	—	(53)	(114)	258
Other	118	134	(5)	(9)	—	26	(86)	178
Hedging derivatives (Assets)	20	—	—	(7)	—	(1)	(1)	11
Swaps	20	—	—	(7)	—	(1)	(1)	11
Financial assets designated at fair value through profit or loss	106	—	—	(14)	—	—	(49)	43
Loans and advances to customers	20	—	—	(2)	—	—	—	18
Debt instruments	86	—	—	(12)	—	—	(49)	25
Non-trading financial assets mandatorily at fair value through profit or loss	2,588	338	(118)	8	—	(247)	(66)	2,503
Loans and advances to customers	505	16	(3)	(78)	—	(223)	(28)	189
Debt instruments	242	3	(8)	11	—	—	(56)	192
Equity instruments	1,841	319	(107)	75	—	(24)	18	2,122
Financial assets at fair value through other comprehensive income	8,675	7,768	(5,777)	—	(89)	162	(1,156)	9,583
Loans and advances to customers	7,253	7,186	(5,266)	—	(27)	202	(1,148)	8,200
Debt instruments	1,047	568	(507)	—	(68)	(40)	80	1,080
Equity instruments	375	14	(4)	—	6	—	(88)	303
TOTAL ASSETS	15,319	12,091	(8,697)	190	(89)	(127)	(1,294)	17,393
Financial liabilities held for trading	934	210	(223)	106	—	(108)	25	944
Credit institutions	—	57	—	—	—	—	1	58
Customers	—	17	—	—	—	—	—	17
Trading derivatives	934	136	(223)	106	—	(108)	24	869
Swaps	479	6	(83)	(63)	—	(49)	98	388
Exchange rate options	—	—	(1)	—	—	(14)	15	—
Interest rate options	79	—	(25)	11	—	(23)	29	71
Index and securities options	294	31	(109)	112	—	(4)	(61)	263
Securities and interest rate futures	—	—	—	25	—	(19)	19	25
Others	82	99	(5)	21	—	1	(76)	122
Hedging derivatives (Liabilities)	12	—	(2)	17	—	(4)	1	24
Swaps	12	—	(1)	16	—	(4)	1	24
Interest rate options	—	—	(1)	1	—	—	—	—
Others	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	160	—	(44)	—	—	(115)	(1)	—
Liabilities under insurance contracts	246	—	—	(8)	—	—	7	245
TOTAL LIABILITIES	1,352	210	(269)	115	—	(227)	32	1,213

52	January - September 2025

	01-01-2024	Changes						30-09-2024
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	2,086	1,148	(400)	222	—	(861)	(83)	2,112
Credit institutions	—	24	—	—	—	—	—	24
Customers	24	809	(24)	2	—	—	—	811
Debt instruments	914	78	(100)	(39)	—	(405)	(33)	415
Equity instruments	1	—	—	—	—	—	(1)	—
Trading derivatives	1,147	237	(276)	259	—	(456)	(49)	862
Swaps	577	159	(102)	44	—	(152)	(23)	503
Exchange rate options	9	9	(1)	6	—	(4)	—	19
Interest rate options	153	—	—	(9)	—	(108)	—	36
Index and securities options	235	20	(54)	110	—	(86)	(20)	205
Other	173	49	(119)	108	—	(106)	(6)	99
Hedging derivatives (Assets)	—	—	—	3	—	—	(3)	—
Swaps	—	—	—	3	—	—	(3)	—
Financial assets designated at fair value through profit or loss	181	391	(307)	27	—	(205)	3	90
Loans and advances to customers	31	—	—	(5)	—	(23)	16	19
Debt instruments	150	391	(307)	32	—	(182)	(13)	71
Non-trading financial assets mandatorily at fair value through profit or loss	2,095	332	(215)	91	—	123	(75)	2,351
Loans and advances to customers	287	105	(120)	50	—	44	(25)	341
Debt instruments	313	3	(73)	(9)	—	—	1	235
Equity instruments	1,495	224	(22)	50	—	79	(51)	1,775
Financial assets at fair value through other comprehensive income	5,989	4,629	(3,271)	—	(112)	55	(81)	7,209
Loans and advances to customers	4,938	3,926	(3,254)	—	8	81	2	5,701
Debt instruments	559	701	(2)	—	2	(26)	(84)	1,150
Equity instruments	492	2	(15)	—	(122)	—	1	358
TOTAL ASSETS	10,351	6,500	(4,193)	343	(112)	(888)	(239)	11,762
Financial liabilities held for trading	869	371	(126)	203	—	(217)	(29)	1,071
Trading derivatives	869	371	(126)	203	—	(217)	(29)	1,071
Swaps	388	172	(18)	(93)	—	(102)	(8)	339
Interest rate options	139	—	(20)	6	—	(65)	1	61
Index and securities options	187	56	(11)	222	—	(44)	(15)	395
Exchange rate options	8	5	(2)	4	—	(6)	—	9
Others	147	138	(75)	64	—	—	(7)	267
Hedging derivatives (Liabilities)	6	—	—	1	—	—	(3)	4
Swaps	6	—	—	—	—	—	(3)	3
Interest rate options	—	—	—	1	—	—	—	1
Financial liabilities designated at fair value through profit or loss	29	—	(5)	—	—	(10)	—	14
Liabilities under insurance contracts	323	—	—	(19)	—	—	(37)	267
TOTAL LIABILITIES	1,227	371	(131)	185	—	(227)	(69)	1,356

January - September 2025	53

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

54	January - September 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 29 October 2025	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer